Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

May 8, 2025

VIA EDGAR

William Demarest

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Perimeter Acquisition Corp. I
Registration Statement on Form S-1
Filed March 20, 2025, as amended
File No. 333-285974

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself, hereby joins in the request of Perimeter Acquisition Corp. I that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 3:15 p.m. Eastern time on Monday, May 12, 2025, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 150 copies of the Preliminary Prospectus dated May 6, 2025 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

Citigroup Global Markets Inc.

By:	/s/ Jonathan Adamski
Name:	Jonathan Adamski
Title:	Director

As the Underwriter

[Signature Page to Underwriter’s Acceleration Request Letter]